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Computershare 9062

Old Annapolis Road

Columbia, MD 21045

Annual Statement of Compliance

For each transaction and the applicable Servicing Agreement listed and described on Schedule I hereto, the undersigned, a duly authorized officer of Computershare Trust Company, N.A., in its applicable capacity(ies) as listed on Schedule I ("Computershare"), hereby certifies either (i) as of and for the period of January 1, 2022 through December 31, 2022 (the "Full-Year Reporting Period"), or (ii) as of and for the portion of the Full-Year Reporting Period as set forth under the "Reporting Period" column on Schedule I hereto (the "Partial-Year Reporting Period", together with the Full-Year Reporting Period, the "Reporting Period")[1] in each case, as applicable, as follows:

(a)      A review of Computershare's activities during the Reporting Period and of its performance under the applicable Servicing Agreement has been made under such officer’s supervision; and

(b)     To the best of such officer’s knowledge, based on such review, Computershare has fulfilled all of its obligations under the applicable Servicing Agreement in all material respects throughout the Reporting Period, except as noted in Schedule I.

February 28, 2023

/s/ Eileen O'Connor

Eileen O'Connor

Senior Vice President

/s/ Patti Spencer

Patti Spencer

Assistant Secretary

[1] On November 1, 2021, Computershare, Computershare Delaware Trust Company and Computershare Limited purchased substantially all the Corporate Trust Services ("CTS") business of Wells Fargo Bank, N.A. ("Wells Fargo"). During the Reporting Period, for certain transactions listed on Schedule I hereto, Wells Fargo transferred its roles, and the duties, rights and liabilities for such roles under the relevant transaction agreements to Computershare (the "2022 Transferred Role(s) Transactions"). Prior to the date of transfer for the 2022 Transferred Role(s) Transactions, Wells Fargo remained in the related role and performed virtually all its obligations through Computershare as its agent. On and after the date of transfer for the 2022 Transferred Role(s) Transactions, Computershare assumed the roles under the related agreements for such transactions. For each transaction listed thereon, Schedule I hereto identifies the Reporting Period for such transaction.

Schedule I:

Transaction	Servicing Agreement	Servicing Agreement Date	Computershare Capacity(ies)	Reporting Period
BANK 2021-BNK38
Commercial Mortgage Pass	Pooling and
Through Certificates, Series	Servicing		Certificate	01/01/2022 -
2021-BNK38	Agreement	12/01/2021	Administrator	12/31/2022

Material Instance(s) of Non-Compliance

List of exemptions for BANK 2021-BNK38 Commercial Mortgage Pass Through Certificates, Series 2021- BNK38:

Computershare Trust Company, N.A. made the April 18, 2022 distribution (the "April Distribution") due to certificate holders of the BANK 2021-BNK38 Commercial Mortgage Pass Through Certificates, Series 2021- BNK38 transaction one business day late on April 19, 2022. The inadvertent delay in the required distribution, consisting of approximately $2.1 million, was caused by an administrative error relating to the calculation of the payment date in an internal system due to Good Friday. The error resulted in a delay in the release of the payment information to the payment processing system, which in turned caused the late distribution. The impact of this error was limited to the April Distribution. In an effort to prevent similar errors from occurring, Computershare Trust Company, N.A. has updated the payment date calculation process in its systems.

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